Exhibit 99.4

EMPLOYEE SHAREHOLDERS: VOTE YOUR PROXY!

A Special Meeting of Stockholders of Avaya will take place on Friday, September 28, 2007.

Employees who held shares of Avaya common stock either through an Avaya savings plan or in an Avaya employee stock purchase plan account as of Thursday, Aug. 9, 2007 should have received a communication about the Special Meeting. The message contained detailed instructions on how to register votes for the Special Meeting along with accessing instructions for the proxy statement distributed in connection with the Special Meeting. You may read the proxy statement at http://investors.avaya.com.

If as of Thursday, Aug. 9, 2007 you held shares of Avaya common stock either through an Avaya savings plan or in an Avaya employee stock purchase plan account and haven’t received a notification with voting instructions, e-mail the Global Stock Plans team.

If you’ve received information with voting instructions but have not yet voted your proxy, please do so promptly.

Additionally, if as of Thursday, Aug. 9, 2007 you held shares of Avaya common stock outside of an Avaya savings plan or an Avaya employee stock purchase plan account, either as a record shareholder or through a bank or broker, remember to also vote your proxy for those shares by telephone, Internet or mail.

Remember to take action and vote your proxy!

Your vote is important – make it count.